CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2003

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

UPM-Kymmene Corporation Stock Exchange Release April 4, 2003 09:30

UPM-Kymmene expects financial result for Q1 to be halved

UPM-Kymmene expects its financial result for the first quarter to be half of last year’s corresponding result. The decline is due to a significant fall in printing paper prices and to the weakening of the US dollar by approx. 20 per cent compared with the first quarter of last year.

The market has developed as envisaged in the near-term outlook published at the end of January. Demand for the company’s main products in Europe has continued to be weak and production has been adjusted to correspond with demand. The deliveries have remained at last year’s level. Due to the ongoing war, the market outlook remains uncertain.

UPM-Kymmene will release its financial result for Q1 on 23 April 2003.

UPM-Kymmene Corporation

Pirkko Harrela

Vice President, Corporate Communications

For additional information please contact:

Kari Toikka, Executive Vice President and CFO, UPM-Kymmene Corporation, tel. +358 (0)204 15 0014

Olavi Kauppila, Senior Vice President, Investor Relations, UPM-Kymmene Corporation, tel. +358 (0)204 15 0658

DISTRUBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2003	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka Executive Vice President and CFO

By:	/s/ Olavi Kauppila
Olavi Kauppila Senior Vice President, Investor Relations